Tofutti

Tofutti Brands Inc.

2004 Annual Report



The People's Choice

TOFUTTI BRANDS INC.

Description of Business

We are engaged in the development, production and marketing of TOFUTTI® brand nondairy frozen desserts and other food products. TOFUTTI products are nondairy, soy-based products which contain no butterfat, cholesterol or lactose. Our products are 100% milk free yet offer the same texture and full-bodied taste as their dairy counterparts. Our products are also free of cholesterol and derive their fat from soy and corn, both naturally lower in saturated fat than dairy products.

We were organized under the laws of the State of New York in 1981 and became a Delaware corporation in 1984. Our registered office and principal executive offices are located at 50 Jackson Drive, Cranford, New Jersey 07016, our telephone number is 908-272-2400 and our email address is info@tofutti.com. Our address on the Internet is www.tofutti.com.

Our objective is to be a leading provider of nondairy, soy-based food products, primarily frozen desserts and soy-cheese products, to supermarkets and health food stores in the United States and abroad. We intend to continue to introduce new products that offer good taste while containing no butterfat, cholesterol or lactose to these markets. We focus our marketing efforts towards those consumers who find our products essential to their everyday diets because of health and lifestyle reasons. As part of this strategy, we seek to achieve brand awareness through product innovation, eye-catching packaging and a strong word-of-mouth marketing program. We believe that our ability to offer a wide range of nondairy, soy-based parve kosher products will continue to provide us with a competitive advantage.

Table of Contents

LETTER TO OUR SHAREHOLDERS

Dear Shareholder: B"H

While we encountered another difficult year in 2004, we succeeded in increasing our sales for the eleventh consecutive year, posting record net sales in the fourth quarter of 2004. Our modest success was based on our commitment to develop new products and invest in our future. We continue to work hard to solidify our foundation from which we will be able to achieve profitable long-term growth. Our many years of success have proven that there is a sustainable and growing market for nondairy, soy-based frozen dessert and other food products.

Beginning in 2003 and continuing throughout 2004, we have focused on our core business of nondairy frozen dessert and cheese products. Accordingly, we discontinued a number of products that did not fit into our long term plans, both in terms of market acceptance and profitability. Specifically, we eliminated our candy and nut products, certain flavors of our BETTER THAN CREAM CHEESE and SOUR SUPREME, slow-moving frozen dessert items, and a number of frozen food products. Although the elimination of these products adversely affected our sales in 2004, we believe that the elimination of these products, when coupled with our new product introductions, will greatly enhance the visibility of our remaining products and should result in increased inventory turnover and translate into additional shelf space and ultimately greater sales.

During 2004, we introduced two new frozen dessert products: TOFUTTI KIDS™ and TOFUTTI REWARD BARS™. TOFUTTI KIDS is a fruit ice novelty item designed for and targeted towards the children's frozen dessert market, and the REWARD BAR is a unique upscale chocolate coated stick novelty. We believe that these new products and others to be introduced in the coming year, along with improved market penetration of our core products, will continue the upward trend in Tofutti's sales.

Once again, our gross profit percentage was adversely affected by start-up manufacturing costs associated with our new products and the increased cost of allowances associated with the introduction of those new products. The entire frozen dessert industry continued to be impacted by significant price increases to certain key ingredients and packaging as well as increased shipping costs. We have begun to see the positive impact of the price increases that began to be instituted in the fourth quarter of 2003 and were completed by the end of 2004.

In March 2004, our Board of Directors extended the stock repurchase program that was initiated in September 2000 and authorized the purchase of up to an additional 500,000 shares of common stock, thereby increasing the repurchase program to 1,250,000 shares of common stock. As of December 31, 2004, we have purchased a total of 1,118,700 shares of common stock at a total cost of $3,419,000, or $3.05 per share. We continue to believe that our shares represent an attractive investment for our company.

We thank our shareholders, customers and employees for your continued support and look forward to a successful 2005.

David Mintz
Chairman of the Board
May 6, 2005

TOFUTTI PRODUCT LINE

We offer a broad product line of nondairy soy-based products. Our products include frozen desserts, nondairy cheeses and spreads, other frozen food products and several dry grocery items.

Frozen Desserts

- Premium TOFUTTI® nondairy frozen dessert, available in prepacked pints, three-gallon cans, and soft serve mix, is sold nationally in supermarkets, health food stores, retail shops, and restaurants. Premium TOFUTTI was the first nondairy frozen dessert to be marketed to the general public through supermarkets. We currently offer eight flavors of premium, hard frozen TOFUTTI in pints: Vanilla, Chocolate Supreme, Wildberry Supreme, Vanilla Almond Bark®, Vanilla Fudge, Chocolate Cookie Crunch, Better Pecan®, and Mint Chocolate Chip. Premium TOFUTTI soft serve mix is available in three flavors: Vanilla, Chocolate, and Peanut Butter. TOFUTTI in three gallon bulk cans is available in Vanilla, Chocolate Supreme and Vanilla Almond Bark.

- LOW FAT TOFUTTI offers the calorie-conscious consumer a creamy dessert that is 98% fat free and has fewer than 120 calories per serving. Sold nationally in pints, LOW FAT TOFUTTI is offered in a number of flavors including Chocolate Fudge, Coffee Marshmallow, and Vanilla Fudge.

- NO SUGAR ADDED TOFUTTI pints offer the diet or sugar concious consumer a nondairy frozen dessert with the taste and texture of premium TOFUTTI and the calories and fat of our low fat product. With its low carb count, it is ideal for people on the Atkins diet. Available in Strawberry and Chocolate flavors, NO SUGAR ADDED TOFUTTI pints are sold in select supermarkets.

- TOFUTTI CHEESECAKE SUPREME PINTS, available in three flavors, contain rich, creamy premium vanilla TOFUTTI with a taste of our dairy free BETTER THAN CREAM CHEESE® added to give it a cheesecake flavor, and are swirled with either a blueberry, strawberry, or chocolate sauce.

- TOFUTTI CUTIES®, our best selling product, are bite size frozen sandwiches combining a Vanilla, Cookies and Cream, Chocolate, Peanut Butter, Mint Chocolate Chip, Wild Berry, or Coffee filling between two chocolate wafers. Half the size of traditional ice cream sandwiches. TOFUTTI CUTIES offer consumers a portion controlled treat. Unlike ice cream sandwiches, CUTIES are totally dairy free, without butterfat or cholesterol, yet have the same great taste that makes ice cream sandwiches one of the best selling novelties in the freezer case. Like all our frozen dessert products, they are completely trans fat free, including the wafers. For those individuals who cannot have chocolate, our TOTALLY VANILLA TOFUTTI Cutie is vanilla TOFUTTI between two vanilla wafers. Using the same vanilla wafers, we have also introduced the WAVE CUTIE™ in three different flavors – blueberry, strawberry and chocolate sauces blended with creamy vanilla TOFUTTI. Last, but not least, is the JAZZY CUTIE™, which consists of vanilla TOFUTTI between a vanilla and chocolate wafer.

- No sugar added TOFUTTI CUTIES not only have the same great taste and health benefits of our regular Vanilla CUTIES, but combine a creamy no sugar added vanilla filling with a crispy, great tasting no sugar added wafer. A low carb product, they are an ideal snack for individuals on the Atkins diet.

- TOFUTTI TOO-TOO'S are frozen dessert cookie sandwiches combining creamy and delicious premium vanilla TOFUTTI and chocolate chips with a round, chocolate chip cookie.

- TOTALLY FUDGE POPS®, CHOCOLATE FUDGE TREATS, and COFFEE BREAK TREATS are stick novelties that offer the consumer the same taste as real fudge bars. The TOTALLY FUDGE POPS, made with organic sugar and with no gluten added, have 70 calories and 1 gram of fat per bar, while fat free, no sugar added CHOCOLATE FUDGE TREATS and COFFEE BREAK TREATS™ have only 30 calories per bar. Both TREATS are ideal for anyone on either a low fat or low carb diet.

- TOFUTTI DELIGHTS™ are no sugar added stick novelties shaped just like TREATS, each one covered in a thick, dark chocolate coating. A multi-pack product, each box of DELIGHTS comes with three different centers — vanilla, chocolate or strawberry. They are available in select supermarkets and health food stores and are an ideal snack for those individuals on a low carb diet.

- TOFUTTI KIDS™, a new frozen dessert treat aimed at the children's frozen dessert market, are bullet-shaped stick novelties made with creamy premium vanilla TOFUTTI with a taste of our dairy free BETTER THAN CREAM CHEESE added to give them a cheesecake flavor, surrounded with real fruit ice. A multi-pack product, they come in strawberry, orange, and lime flavors in each package.

TOFUTTI PRODUCT LINE CONTINUED

♦ TOFUTTI MONKEY BARS™ are stick novelties that feature a rich chocolate center surrounded by peanut butter flavored TOFUTTI, dipped in a rich chocolate coating.

♦ HOORAY HOORAY BARS™ are no sugar added stick novelties that combine creamy vanilla TOFUTTI with a chocolate center covered in a thick, dark, chocolate coating.

♦ MARRY ME BARS™ are stick novelties that feature creamy vanilla TOFUTTI surrounded with a dark chocolate coating. Made with organic sugar and with no gluten added, MARRY ME BARS satisfy important diet requirements of certain consumers with that great TOFUTTI taste.

♦ An upscale product with a unique shape, TOFUTTI REWARD BARS™ are an exciting new stick novelty with a center of premium vanilla TOFUTTI with a Wildberry sauce swirl, surrounded by a heavy, deep, rich chocolate coating, which gives the product the taste of a rich chocolate candy bar.

Nondairy Cheese Products

♦ BETTER THAN CREAM CHEESE® is similar in taste and texture to traditional cream cheese, but is milk and butterfat free and contains no cholesterol. It is as versatile as real cream cheese, whether spread on a bagel or used in any favorite recipe. The 8 oz. retail packages are available in Plain, French Onion, Herbs & Chives, Smoked Salmon, Garlic & Herb, and Garden Veggie. The plain version is also available in 30 lb. bulk boxes. The retail product is sold in many health food stores and select supermarkets around the country, while the bulk product is sold mainly to food service accounts in the Northeast.

♦ SOUR SUPREME® is similar in taste and texture to traditional sour cream, but is milk and butterfat free and contains no cholesterol. SOUR SUPREME has the versatility of sour cream with the benefits of being dairy free. The 12 oz. retail packages are available in Plain and Guacamole. The plain version is also available in 30 lb. bulk boxes. Like BETTER THAN CREAM CHEESE, SOUR SUPREME is sold nationally in most health food stores and select supermarkets and to food service accounts.

♦ For consumers concerned with their fat and calorie intake, TOFUTTI also offers versions of BETTER THAN CREAM CHEESE and SOUR SUPREME with no partially hydrogenated fat and no trans fatty acids. They are also made with organic sugar, no preservatives, and are available in most health food stores.

♦ TOFUTTI SOY-CHEESE SLICES™ offer consumers a delicious nondairy, vegan alternative to regular cheese slices. Available as individually wrapped slices in 8 oz. packages, TOFUTTI SOY-CHEESE SLICES are sold in most health food stores and select supermarkets and come in three flavors: Mozzarella, American, and Roasted Garlic.

Other Food Products

♦ TOFUTTI PIZZA PIZZAZ combines a delicious pan crust, zesty sauce and TOFUTTI totally dairy free BETTER THAN MOZZARELLA CHEESE into a completely authentic, yet healthy pizza. TOFUTTI PIZZA PIZZAZ is sold three squared slices to a package and is available in freezer cases in select supermarkets and health food stores.

♦ TOFUTTI BLINTZES are frozen crepes filled with TOFUTTI BETTER THAN CREAM CHEESE that are dairy and cholesterol free, yet taste just like real cheese blintzes. They can be served hot, warm, or slightly chilled as a main meal or a snack.

♦ TOFUTTI CHEESE PILLOWS are frozen crepes filled with BETTER THAN CREAM CHEESE and a variety of fruit fillings. They are available in Blueberry Cheese, Apple Danish & Cheese, and Cherry Cheese flavors, and can be served hot, warm, or slightly chilled as a main meal or a snack. TOFUTTI PILLOWS are sold in most health food stores and select supermarkets.

♦ EGG WATCHERS® is a fat free replacement for whole eggs that has the taste, nutrition, and versatility of whole eggs without the fat and cholesterol and with 60% less calories. EGG WATCHERS can be used in virtually all recipes that require whole eggs. It appeals to those consumers who are concerned about lowering dietary cholesterol and fat levels, but do not want to give up the great taste and good nutritional values of whole eggs.

♦ TOFUTTI COOKIES are made with all natural ingredients and unbleached flour. The 16 oz. packages are available in Peanut Butter, Oatmeal Raisin, Chocolate Chip, and TOFIGGY® fig bars. Like all TOFUTTI products, they are completely dairy and cholesterol free and can be found in select supermarkets and health food stores.

Market for Our Common Stock

Our common stock has traded on the American Stock Exchange under the symbol TOF since October 29, 1985. The following table sets forth the high and low sales prices as reported on the American Stock Exchange for the two most recent fiscal years:

Quarter Ended	High	Low
Fiscal 2003		
March 29, 2003	$2.65	$2.45
June 28, 2003	2.88	2.35
September 27, 2003	3.32	2.80
December 27, 2003	3.18	2.75
Fiscal 2004		
March 27, 2004	4.10	2.91
June 26, 2004	4.27	3.00
September 25, 2004	3.08	2.84
January 1, 2005	3.54	2.95

As of April 1, 2005, there were approximately 670 direct holders of record of our common stock. Based upon the most recent census performed by our stock transfer agent, brokerage houses and other financial institutions hold our common stock for approximately an additional 2,904 shareholders. We have not paid and have no present intention of paying cash dividends on our common stock in the foreseeable future.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is management's discussion and analysis of certain significant factors which have affected our financial position and operating results during the periods included in the accompanying audited financial statements.

Fifty-Three Weeks Ended January 1, 2005 Compared with Fifty-Two Weeks Ended December 27, 2003

Net sales for the fifty-three weeks ended January 1, 2005 (fiscal 2004) were $19,188,000, an increase of $174,000, or 1%, from the sales level realized for the fifty-two weeks ended December 27, 2003 (fiscal 2003). Based on recent sales trends, we expect continued sales increases in our frozen dessert and food product lines and in most customer categories.

We were able to report increased sales in fiscal 2004 due to record sales of approximately $5.3 million in the fourth quarter of fiscal 2004 compared to sales of approximately $4.5 million in the fourth quarter of fiscal 2003. The improved fourth quarter results, which include one additional week in fiscal year 2004 as compared to fiscal year 2003, offset reductions in sales in the first and third quarters of fiscal 2004. In the first quarter of fiscal 2004, sales were affected because our shipping schedule was adversely affected due to the loss of shipping days when the extended New Year's holiday was celebrated by our trucking companies and because we discontinued certain unprofitable products and product lines starting at the end 2003 and no longer had the benefit of their sales in fiscal 2004. In addition, sales to several of our major customers were significantly lower than in the corresponding period in fiscal 2003. Sales to our major customers fluctuate widely from period to period and there is no way to accurately predict that their sales pattern from one year will be repeated in the corresponding period of the next fiscal year. In the third quarter of fiscal 2004, our sales were negatively impacted due to the loss of business in Florida and the southeastern United States in August and September as a result of problems caused by the severe weather those areas experienced and attendant transportation problems.

Our gross profit in fiscal 2004 increased by $214,000, or 3%, due primarily to the slight sales increase and improved product mix, while our gross profit percentage increased slightly to 34% in fiscal 2004 as compared to 33% in fiscal 2003. Our gross profit percentage continues to be adversely affected by start-up manufacturing costs associated with our new products and the increased cost of allowances associated with the introduction of those new products. Additionally, the entire frozen dessert industry was subject to significant price increases to certain key ingredients and packaging, due mainly to supply shortages as a result of political events in certain foreign countries and the general economic situation here in the United States. In order to improve the gross profit percentage, we initiated a series of price increases that was completed by the end of 2004. Although we anticipate that our gross profit will increase due to increased unit sales and higher sales prices in 2005, our gross profit percentage will not improve materially due to manufacturing start-up costs at our new frozen dessert facility and promotional allowances associated with the planned introduction of new products. We also expect ingredient costs for certain key items to continue at their current high levels.

Selling expenses increased $133,000, or 6%, to $2,352,000 for fiscal 2004 from $2,192,000 in fiscal 2003. This increase was caused primarily by a $130,000 increase in freight expense and a $33,000 increase in commissions, which was partially offset by a decline in trade show expense of $18,000. The increased freight expense, a variable expense, is attributable to the increase in sales and the increased cost of fuel. We do not anticipate a significant reduction in the cost of shipping in the foreseeable future as world oil prices are at record highs and show no signs of abating in the foreseeable future. The increase in commissions expense is directly related to the increase in sales. We anticipate that with the exception of freight and commission expenses, which are variable to sales, all other selling expenses in 2005 should remain relatively consistent with our expenses in 2004.

Marketing expenses decreased by $80,000 in fiscal 2004 to $521,000 as compared to fiscal 2003. This decrease is primarily attributable to a $26,000 decrease in expenses for artwork and plates, a $25,000 decrease in public relations expense and a $25,000 decrease in promotion expenses. We expect marketing expenses to remain consistent with fiscal 2004 expenses or increase modestly in fiscal 2005.

Product development expenses decreased to $477,000 in fiscal 2004 as compared to $552,000 in fiscal 2003. The decrease was due mainly to a decrease in payroll costs of approximately $61,000. Our management expects that product development costs will increase slightly in fiscal 2005.

General and administrative expenses were $2,159,000 for fiscal 2004 as compared with $1,838,000 for fiscal 2003, an increase of $321,000 or 18%. The $321,000 increase was due primarily to an increase of $393,000 in provisions for legal matters and professional fees which was partially offset by slight declines in payroll, travel and entertainment and building maintenance and repairs. We anticipate that increases in professional fees and outside services, which include legal and accounting fees, will continue in fiscal 2005 primarily associated with the costs required for us to become compliant with the provisions of The Sarbanes-Oxley Act.

Operating income decreased by $85,000 to $1,046,000 in fiscal 2004 as compared with $1,131,000 in fiscal 2003 as a result of increases in operating expenses due primarily to the expected costs of the litigation we are currently involved in.

Interest income was $5,000 for the fifty-three week period ended January 1, 2005 as compared with interest income of $15,000 for the fifty-two week period ended December 27, 2003. The decrease in interest income was primarily attributable to the lower interest rates available for investment of our funds. We anticipate that despite a consistent level of cash balances our interest income will not improve given the current level of interest rates.

Income taxes for the current fiscal period were $444,000, or 42% of taxable income, compared to $760,000, or 66% of taxable income, in fiscal 2003. The higher effective rate in fiscal 2003 was due to an adjustment in the deferred tax asset account as a result of a revaluation of taxable reserves and allowances. We believe that our effective tax rate will continue to approximate our historical tax rate of 40-42% during fiscal 2005.

Compliance with Section 404 of Sarbanes-Oxley Act

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the Act), beginning with our Annual Report on Form 10-KSB for the fiscal year ending December 30, 2006, we will be required to furnish a report by our management on our internal control over financial reporting. This report will contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. If we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert our internal control over financial reporting is effective. This report will also contain a statement that our independent registered public accountants have issued an attestation report on management's assessment of such internal controls and a conclusion on the operating effectiveness of those controls.

Management acknowledges its responsibility for internal controls over financial reporting and seeks to continually improve those controls. In order to achieve compliance with Section 404 of the Act within the prescribed period, we will shortly commence performing the system and process documentation and evaluation needed to comply with Section 404, which is both costly and challenging.

Liquidity and Capital Resources

At January 1, 2005, our working capital was $3,618,000, a decrease of $420,000 from December 27, 2003. Our current and quick acid test ratios, both measures of liquidity, were 3.0 and 2.1, respectively, at January 1, 2005 compared to 4.8 and 3.8 at December 27, 2003. At January 1, 2005, accounts receivable increased by $106,000 to $1,614,000 from December 27, 2003, reflecting the increase in sales. The average number of days needed to collect our receivables in fiscal 2004 was 30 days as compared to 28 days in fiscal 2003. At January 1, 2005, inventories increased to $792,000 compared to $774,000 in 2003. At January 1, 2005, accounts payable and accrued expenses increased by $220,000, reflecting the additional accrual for the expected costs of litigation.

Management's Discussion and Analysis of Financial Condition and Results of Operations Continued

Our cash flow from operations generated $675,000 in fiscal 2004 as compared to generating $1,061,000 in fiscal 2003. We used cash flows of $1,033,000 and $890,000 in financing activities during fiscal years 2004 and 2003, respectively.

On September 18, 2000, our Board of Directors authorized the repurchase of 250,000 shares of our common stock at prevailing market prices. During fiscal 2000 we repurchased 122,400 shares of common stock at a total cost of $247,000. On May 21, 2001, our Board of Directors authorized the repurchase of up to an additional 250,000 shares of common stock. During 2001 we purchased an additional 204,000 shares for $436,000. During 2002 we purchased an additional 299,600 shares at a cost of $767,000.

On January 2, 2003, our Board of Directors authorized the repurchase of an additional 250,000 shares of common stock. From December 29, 2002 through December 27, 2003, we purchased an additional 234,700 shares at a cost of $599,000, bringing our total purchases through December 27, 2003 to 860,700 shares at a total cost of $2,049,000 or $2.38 per share. On March 23, 2004, our Board of Directors ratified certain purchases and brought the aggregate number of shares subject to our repurchase program up to 1,250,000 shares. During the period December 28, 2003 through January 1, 2005, we purchased an additional 258,000 shares at a cost of $887,000, bringing cumulative totals to date to 1,118,700 shares at a total cost of $3,419,000 or $3.05 per share. There were no stock purchases from January 2, 2005 to April 1, 2005.

In view of the strong financial condition of the company, our Board of Directors on October 17, 2003 authorized us to enter into a transaction with David Mintz whereby Mr. Mintz surrendered 300,000 of his options in consideration of the payment to him of $358,000, an amount equal to the difference of 75% of the closing market price of our common stock on that date ($3.45) less the exercise price of such options. In October 2003, $358,000 was paid to Mr. Mintz.

On January 12, 2004, our Board of Directors authorized us to enter into a transaction with David Mintz whereby Mr. Mintz surrendered an additional 300,000 of his options, which represented the balance of the options held by him, in consideration of the payment to him of $324,000, an amount equal to the difference of 75% of the average closing price of our common stock on the nine days of trading from December 29, 2003 through January 9, 2004 ($3.00) less the exercise price of such options. In January 2004, $324,000 was paid to Mr. Mintz.

We do not have any material capital commitments and contemplate no material capital expenditures in the foreseeable future. We do not currently have nor anticipate our obtaining a credit facility with any financial institution. We believe that we will be able to fund our operations during 2005 from current resources.

Inflation and Seasonality

We do not believe that our operating results have been materially affected by inflation during the preceding two years. There can be no assurance, however, that our operating results will not be affected by inflation in the future. Our business is subject to minimal seasonal variations with slightly increased sales historically in the second and third quarters of the fiscal year. We expect to continue to experience slightly higher sales in the second and third quarters, and slightly lower sales in the fourth and first quarters, as a result of reduced sales of nondairy frozen desserts during those periods.

Market Risk

We invest our excess cash, should there be any, in highly rated money market funds which are subject to changes in short-term interest rates.

BALANCE SHEETS

(000's omitted except for share and per share data)

	January 1, 2005	December 27, 2003
ASSETS		
Current assets:		
Cash and equivalents	**$2,199**	$2,557
Accounts receivable, net of allowance for doubtful accounts of $219 and $149, respectively	**1,614**	1,508
Inventories	**792**	774
Prepaid expenses	**14**	—
Prepaid income taxes	**—**	55
Deferred income taxes	**593**	220
Total current assets	**5,212**	5,114
Fixed assets (net of accumulated amortization of $10 ad $5)	**38**	43
Other assets	**16**	16
	$5,266	$5,173
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	**$ 691**	$ 471
Accrued officers' compensation	**500**	500
Income taxes payable	**403**	105
Total current liabilities	**1,594**	1,076
Commitment and Contingencies		
Stockholders' equity:		
Preferred stock - par value $.01 per share; authorized 100,000 shares, none issued	**—**	—
Common stock - par value $.01 per share; authorized 15,000,000 shares, issued and outstanding 5,636,867 shares at January 1, 2005 and 5,709,867 shares at December 27, 2003	**56**	57
Additional paid-in capital	**162**	1,193
Retained earnings	**3,454**	2,847
Total stockholders' equity	**3,672**	4,097
Total liabilities and stockholders' equity	**$5,266**	$5,173

See accompanying notes to financial statements.

Tofutti

TOFUTTI BRANDS INC.

STATEMENTS OF CASH FLOWS

(000's omitted)

	Fifty-three weeks ended January 1, 2005	Fifty-two weeks ended December 27, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 607	$ 386
Adjustments to reconcile net income to net cash flows provided by operating activities:		
Amortization	5	5
Provision for bad debts	70	65
Deferred taxes	(373)	265
Change in assets and liabilities:		
Accounts receivable	(176)	(204)
Inventories	(18)	40
Prepaid expenses and income taxes	41	(40)
Accounts payable and accrued expenses	220	521
Income taxes payable	298	23
Net cash flows from operating activities	674	1,061
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of insurance policy	—	200
Purchase of fixed assets	—	(48)
Net cash flows provided by investing activities	—	152
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from exercise of stock options	192	67
Purchase of treasury stock	(900)	(599)
Purchase of options from officer	(324)	(358)
Net cash flows used in financing activities	(1,032)	(890)
NET CHANGE IN CASH AND EQUIVALENTS	(358)	323
CASH AND EQUIVALENTS, AT BEGINNING OF PERIOD	2,557	2,234
CASH AND EQUIVALENTS, AT END OF PERIOD	$2,199	$2,557
SUPPLEMENTAL CASH FLOW INFORMATION:		
Income taxes paid	$ 488	$ 525

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

(000's omitted except for share and per share data)

NOTE 1: DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - Tofutti Brands Inc. ("Tofutti" or the "Company") is engaged in one business segment, the development, production and marketing of nondairy frozen desserts and other food products.

Fiscal Year - The Company operates on a fiscal year ending on the Saturday closest to December 31. Fiscal years for the financial statements included herein ended on January 1, 2005, a fifty-three week fiscal year, and December 27 2003, a fifty-two week fiscal year.

Estimates and Uncertainties - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include allowance for doubtful accounts, litigation accruals, sales promotion accruals and inventory reserves. Actual results could differ from those estimates.

Revenue Recognition - Revenue is recognized when goods are shipped from production facilities or outside warehouses to customers. Revenue is recognized when the following four criteria under Staff Accounting Bulletin No. 104 have been met: the product has been shipped and the Company has no significant remaining obligations; persuasive evidence of an arrangement exists; the price to the buyer is fixed or determinable; and collection is probable. Deductions from sales for promotional programs, manufacturers' charge-backs, co-operative advertising programs and other programs are recorded as reductions of revenues and are provided for at the time of initial sale of product.

Concentration of Credit/Sales Risk - Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and unsecured trade receivables. During the year, the Company's cash balance at a financial institution exceeded the FDIC limit of $100,000. Management believes that the financial institution is financially sound and, accordingly, minimal credit risk exists.

The Company performs ongoing evaluations of its customers' financial condition and does not require collateral. Management feels that credit risk beyond the established allowances at January 1, 2005 is limited.

During the years ended January 1, 2005 and December 27, 2003, the Company derived approximately 90% and 92% of its net sales domestically. The remaining sales in both periods were exports to foreign countries. The Company had sales to two customers representing 21% and 11% of net sales during 2004 and 22% and 14% of net sales during 2003. The accounts receivable balance of one customer represented approximately 11% of total accounts receivable at January 1, 2005.

Accounts Receivable

The majority of the Company's accounts receivables are due from distributors (domestic and international) and retailers. Credit is extended based on evaluation of a customers' financial condition and, generally, collateral is not required. Accounts receivable are most often due within 30 to 90 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. The Company does not accrue interest on accounts receivable past due.

Cash and Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Inventories - Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. Reserves for slow moving and obsolete inventories are provided based on historical experience and product demand. The Company periodically reviews inventories and establishes reserves for obsolescence based on forecasted sales and market trend. Management feels that risk beyond the established reserve is limited.

The Company purchased approximately 64% and 66% of its raw products from one supplier and 15% and 13% of its finished goods from another supplier during the periods ended January 1, 2005 and December 27, 2003, respectively.

Fixed Assets - Fixed assets consist of leasehold improvements. Amortization is provided by charges to income using the straight-line method over the useful life of ten years.

NOTES TO FINANCIAL STATEMENTS CONTINUED

(000's omitted except for share and per share data)

Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded if there is uncertainty as to the realization of deferred tax assets.

Net Income Per Share and Stock Based Compensation - Basic earnings per common share has been computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share has been computed by dividing net income by the weighted average number of common shares outstanding, including the dilutive effects of stock options.

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price at the date of the grant over the amount an employee must pay to acquire the stock. Because the Company grants options at a price equal to the market price of the stock at the date of grant, no compensation expense is recorded. In accordance with SFAS No. 123 (revised 2004) and SFAS No. 148, "Share Based Payment," the Company will begin to recognize compensation expense for stock options in the first quarter of 2006, if any such options are issued and meet the specified criteria.

As required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), the Company computes pro forma net income and earnings per share as if the fair value method had been applied. The pro forma net income and net income per share for the periods ended January 1, 2005 and December 27, 2003 would be substantially the same as the reported net income for those periods.

There were no stock options granted in fiscal 2003.

Fair Value of Financial Instruments - SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

Cash and equivalents, accounts receivable, and accounts payable payable as of January 1, 2005 and December 27, 2003 are stated at their carrying values. The carrying amounts approximate fair value because of the short-term maturity of those instruments.

Freight Costs - Freight costs to ship inventory to customers and to outside warehouses are included in selling expense and amounted to $1,172 and $1,042 during the years ended January 1, 2005 and December 27, 2003, respectively.

Advertising Costs - The Company expenses advertising costs as they are incurred. Advertising expenses amounted to $50 and $24 during the years ended January 1, 2005 and December 27, 2003, respectively.

Product Development Costs - Costs of new product development and product redesign are charged to expense as incurred.

Reclassifications - Certain amounts previously recorded have been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements - On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), "Share-Based Payment," which is a revision of SFAS No. 123 and supersedes APB Opinion 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of

	Year Ended January 1, 2005	Year Ended December 27, 2003
Net Income, numerator, basic and diluted computation	**$ 607**	$ 386
Weighted average shares – denominator basic computation	**5,685**	5,744
Effect of dilutive stock options	**578**	812
Weighted average shares, as adjusted – denominator diluted computation	**6,263**	6,556
Net Income per share:		
Basic	**$ 0.11**	$ 0.07

(000's omitted except for share and per share data)

grant, and to be expensed over the applicable vesting period. Pro forma disclosure of the income statement effects of share-based payments is no longer an alternative. SFAS No. 123(R) is effective for all stock-based awards granted on or after July 1, 2005. In addition, companies must also recognize compensation expense related to any awards that are not fully vested as of the effective date. Compensation expense for the unvested awards will be measured based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS No. 123.

The Company plans to adopt SFAS No. 123(R) in the first quarter of fiscal 2006. This change in accounting is not expected to materially impact our financial position. We have not completed the calculation of this impact. However, because we currently account for share-based payments to our employees using the intrinsic value method, our results of operations have not included the recognition of compensation expense for the issuance of stock option awards.

On December 16, 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets," which is an amendment to APB Opinion No. 29. It states that the exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, FSAS No. 153 eliminates the narrow exception for nonmonetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of nonmonetary assets that do not have "commercial substance." FSAS No. 153 is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date that this statement is issued. Management does not believe the adoption of this Statement will not have an effect on the financial statements.

On November 24, 2004, FASB issued SFAS No. 151, "Inventory Costs," which is an amendment to ARB No. 43, Chapter 4. It clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The FASB states that these costs should be expensed as incurred and not included in overhead. Further, SFAS No. 151 requires that allocation of fixed production overheads to conversion costs should be based on normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not believe the adoption of this Statement will not have an effect on the financial statements.

We adopted FIN 46R in the period ended January 1, 2005, and it had no impact as the Company has no variable interest entity interests.

NOTE 2: INVENTORIES

Inventories consist of the following:

	January 1, 2005	December 27, 2003
Finished products	**$550**	$532
Raw materials and packaging	**242**	242
	$792	$774

NOTE 3: STOCK OPTIONS

The 1993 Stock Option Plan (the "1993 Plan") provides for the granting to key employees of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting of non-qualified stock options to key employees and consultants. The 1993 Plan is currently administered by the Board of Directors, which determines the terms and conditions of the options granted under the 1993 Plan, including the exercise price, number of shares subject to the option and the exercisability thereof. Options generally vest and are exercisable in cumulative installments of 33-1/3% or 50% per year commencing one year after the date of grant and annually thereafter, with contract lives of generally five or ten years from the date of grant. A total of 2,900,000 shares have been reserved for issuance under the 1993 Plan. At January 1, 2005, 825,000 shares were subject to outstanding options and no additional shares are available for future grant.

The Company's shareholders adopted the 2004 Non-Employee Directors' Stock Option Plan (the "2004 Directors' Plan") on June 3, 2004. The purpose and intent of the 2004 Directors' Plan is to attract and retain the best available individuals as non-employee directors of the Company, to provide additional incentive to non-employee directors to continue to serve as directors and to encourage their continued service on the Board. All options granted under 2004 Directors' Plan are "nonstatutory stock options." The maximum aggregate number of shares of common stock which may be issued under the 2004 Directors' Plan is 100,000 shares.

NOTE 4: LEASES

The Company's facilities are located in a modern one-story facility in Cranford, New Jersey. The 6,200 square foot facility houses its administrative offices, a warehouse, walk-in freezer and refrigerator, and a product development laboratory and test kitchen. The Company's lease agreement expired on July 1, 1999, but it continues to occupy the premises under the terms of that agreement, subject to a six month notification period for the landlord or for the Company with respect to any changes. The Company currently has no plans to enter into a long-term lease agreement for the facility. Rent expense was $74 in 2004 and

NOTES TO FINANCIAL STATEMENTS CONTINUED

(000's omitted except for share and per share data)

The following is a summary of stock option activity from December 28, 2002 to January 1, 2005:

	Incentive Options		Non-Qualified Options	
	Shares	Weighted Average Exercise Price ($)	Shares	Weighted Average Exercise Price ($)
Outstanding and exercisable at December 28, 2002	1,572,000	1.016	116,000	1.199
Granted in 2003	—	—	—	—
Exercised in 2003	(29,000)	1.00	(37,000)	1.04
Purchased and retired in 2003	(300,000)	1.17	—	—
Expired in 2003	12,000	1.06	—	—
Outstanding and exercisable at December 27, 2003	1,231,000	0.96	79,000	1.27
Granted in 2004	—	—	20,000	3.15
Exercised in 2004	(126,000)	1.03	(59,000)	1.06
Purchased and retired in 2004	(300,000)	1.17	—	—
Outstanding at January 1, 2005	805,000	0.90	40,000	2.53
Exercisable at January 1, 2005	805,000		26,667	

There were no stock options granted during 2003. In 2004, 20,000 non-qualified stock options were granted with a fair value at grant date of $3.04, using the following assumptions: Dividend rate - 0%, expected life - 5, risk free interest - 3.89% and volatility - 26%.

The following table summarizes information about stock options outstanding at January 1, 2005:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life (in years)	Weighted Average Exercise Price	Number Exercisable
$0.6875—$0.9375	395,000	2.3	$0.73	395,000
$1.0625	410,000	4.3	$1.0625	410,000
$1.90	20,000	2.4	$1.90	20,000
$3.15	20,000	4.6	$3.15	6,667
	845,000			831,667

2003. The Company's management believes that the Cranford facility will continue to satisfy its space requirements for the foreseeable future and that if necessary, such space can be replaced without a significant impact to the business.

NOTE 5: CONTINGENCIES

The Company was served with a complaint by a candy manufacturer in June 2003. The plaintiff alleged that the company breached its obligations in connection with the sale of certain candy bars manufactured by the candy manufacturer that were to be distributed by it within the United States. The candy manufacturer is seeking damages in the amount of $308,798, plus interest. The Company has counterclaimed, asserting among other things, that the candy manufacturer breached its completed and non-binding mediation and arbitration hearings have been held. A motion for summary judgment by the plaintiff was denied by the trial judge on February 18, 2005. The matter is scheduled to be heard at trial on April 4, 2005. While the Company believes that the complaint is without merit, there can be no assurance that a legal finding favorable to it will be entered. The Company intends to continue to vigorously defend this action and oppose all relief sought by the plaintiff while seeking compensation on its counterclaims.

The Company was notified at the end of 2004 that a former employee intended to bring an action against it alleging discrimination and unlawful termination. During the first quarter of 2005 the parties resolved this matter through

(000's omitted except for share and per share data)

The expense associated with the above matters has been provided for in the Company's income statement for fiscal 2004.

NOTE 6: INCOME TAXES

The components of income tax expense (benefit) for the years ended January 1, 2005 and December 27, 2003 are as follows:

	Jan. 1, 2005	Dec. 27, 2003
Current:		
Federal	**$624**	$386
State	**192**	109
	816	495
Deferred:		
Federal	**(316)**	206
State	**(56)**	59
	(372)	265
Total income tax expense	**$444**	$760

Deferred tax assets at January 1, 2005 and December 27, 2003 follows:

	Jan. 1, 2005	Dec. 27, 2003
Allowance for doubtful accounts	**$ 87**	$ 75
Inventory	**154**	145
Accruals and reserves	**352**	—
Deferred tax assets	**$593**	$220

A reconciliation between the expected federal tax expense at the statutory tax rate of 34% and the Company's actual tax expense for the years ended January 1, 2005 and December 27, 2003 follows:

	Jan. 1, 2005	Dec. 27, 2003
Income tax expense computed at federal statutory rate	**$357**	$390
Permanent and other items	**13**	317
State income taxes, net of federal income tax benefit	**74**	69
	$444	$760

NOTE 7: RELATED PARTY TRANSACTIONS

The Board of Directors on October 17, 2003 authorized a transaction with David Mintz whereby Mr. Mintz surrendered 300,000 of his options in consideration of the payment to him of $358, an amount equal to the difference of 75% of the closing market price of its common stock on that date ($3.45) less the exercise price of such options. In October 2003, $358 was paid to Mr. Mintz.

On January 12, 2004, the Board of Directors authorized a transaction with David Mintz whereby Mr. Mintz surrendered an additional 300,000 of his options, which represented the balance of the options held by him, in consideration of the payment to him of $324, an amount equal to the difference of 75% of the average closing price of the Company's common stock on the nine days of trading from December 29, 2003 through January 9, 2004 ($3.00) less the exercise price of such options. In January 2004, $324 was paid to Mr. Mintz.

The law firm of Snitow Kanfer Holtzer & Millus, LLP, of which a director of the Company, Franklyn Snitow, is a partner, represents the Company in its legal action against the candy manufacturer. During the fiscal years ended January 1, 2005 and December 27, 2003, the Company paid $47 and $9, respectively in legal fees to Snitow Kanfer Holtzer & Millus, LLP. At January 1, 2005, the balance owed the firm was $19.

On October 17, 1994, the Company's Board of Directors adopted a resolution wherein the Corporation was authorized to purchase a $1,000 split dollar insurance plan on the life of the Company's Chairman and President, David Mintz. The purpose of this transaction was to provide the Mintz estate with funds sufficient to pay any estate taxes levied upon the transfer of Mr. Mintz's Tofutti stock, which would otherwise might have necessitated a sale of the stock. This might have had the negative effect of significantly decreasing the market price of the stock to the detriment of other shareholders. Upon the death of the family member or termination of the policy prior to death, the Company was guaranteed to receive a complete refund of all its premiums paid plus interest at 4%. As of December 28, 2002, the $200 balance receivable under this contract was completely secured by the guaranteed cash surrender value of the policy and the assets in a related party trust created specifically to generate payment to the Company in the event of termination of the policy prior to the death of the insured.

Under The Sarbanes-Oxley Act of 2002, public companies are prohibited from extending credit to any director or executive officer, or from renewing or extending existing loans. As a result, public companies have taken the view that they may not make annual premium payments on split dollar insurance plans, since they may be deemed to be prohibited loans. In 2003, the Company ceased making any payments under the policy, subject to future guidance as to the legality of such payments. On December 24, 2003, Mr. Mintz purchased the insurance policy from the Company for $208, which represented all previous premiums paid by the Company plus interest of 4% per annum.

Tofutti

TOFUTTI BRANDS INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Tofutti Brands Inc.

We have audited the accompanying balance sheet of Tofutti Brands Inc. as of January 1, 2005, and the related statements of income, changes in stockholders' equity and cash flows for the fifty-three weeks then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tofutti Brands Inc. as of January 1, 2005, and the results of its operations and its cash flows for the fifty-three weeks then ended, in conformity with United States generally accepted accounting principles.

AMPER, POLITZINER & MATTIA, P.C.

Edison, New Jersey
March 30, 2005

Independent Auditors' Report

The Board of Directors and Stockholders
Tofutti Brands Inc.

We have audited the accompanying balance sheet of Tofutti Brands Inc. as of December 27, 2003, and the related statements of income, changes in stockholders' equity and cash flows for the fifty-two weeks then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tofutti Brands Inc. as of December 27, 2003, and the results of its operations and its cash flows for the fifty-two weeks then ended, in conformity with generally accepted accounting principles in the United States of America.

WISS & COMPANY, LLP

Livingston, New Jersey

TOFUTTI BRANDS INC.

CORPORATE DIRECTORY

OFFICERS AND DIRECTORS

David Mintz
President, Chief Executive Officer and
Chairman of the Board of Directors

Steven Kass
Chief Financial Officer,
Secretary and Treasurer

Joseph Fischer
FMM Investments
Director

Aron Forem, President
Wuhl Shafman Lieberman Co.
Director

Reuben Rapoport
Director

Franklyn Snitow, Esquire
Snitow Kanfer Holtzer & Millus LLP
Director

Jeremy Wiesen
Associate Professor
Leonard N. Stern School of Business
New York University
Director

CORPORATE HEADQUARTERS

TOFUTTI BRANDS INC.
50 Jackson Drive
Cranford, NJ 07016
908-272-2400 (telephone)
908-272-9492 (facsimile)
info@tofuttibrands.com (e-mail)
www.tofutti.com (website)

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AMPER, POLITZINER & MATTIA, P.C.
2015 Lincoln Highway
P.O. Box 988
Edison, New Jersey 08818

GENERAL COUNSEL

Carter Ledyard & Milburn LLP
2 Wall Street
New York, New York 10005

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, New York 10038

STOCK INFORMATION

American Stock Exchange Symbol: TOF

FORM 10-KSB

Shareholders may obtain copies
of our 2004 Annual Report on Form 10-KSB
without charge by writing to:
Steven Kass, Secretary
Tofutti Brands Inc.
50 Jackson Drive
Cranford, NJ 07016

